SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of December, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON completes conversion into a European Company (SE); Conversion as a commitment to the international orientation of the Company

Aachen/Germany, December 22, 2010 - AIXTRON SE (FSE: AIX; NASDAQ: AIXG) today confirmed the completion of the company's conversion into a European Company. With today's entry into the commercial register of the Aachen municipal court, AIXTRON Aktiengesellschaft will in future operate and report as AIXTRON SE.

An SE legal entity is a public limited-liability company under European law. The supranational legal form reflects AIXTRON's European and international orientation and is a natural step in respect of AIXTRON's global operations and business development. Nearly half of AIXTRON's employees work abroad and more than 90 per cent of the company's revenues are generated outside Germany.

The conversion was approved by a large majority of shareholders at the Annual General Meeting in 2010. More than 94 per cent of the represented share capital approved the Executive and Supervisory Board's proposal of converting AIXTRON AG into an SE.

Negotiations with the employee representatives concerning the future employee participation in AIXTRON SE were conducted in a very professional manner and were successfully concluded within the statutory period of six months.

The Company's headquarters will remain in Herzogenrath in the Aachen region. The two-tier system consisting of a Supervisory Board and an Executive Board will remain in effect as well. All current members of the Supervisory and Executive Board will retain their original functions in the corresponding boards in the SE. Further changes within the AIXTRON Group in conjunction to the conversion are not planned. The shareholders of AIXTRON AG will automatically become shareholders of AIXTRON SE and their shareholders' rights will not be affected by the conversion. There are also no changes to the manner or content of financial reporting as a result of the conversion to SE.

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements field by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	December 22, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO